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                                                                  EXHIBIT (a)(4)

EMPLOYEE EMAIL TO BE SENT ON AUGUST 23, 2002

To:       Team Netegrity
From:     Barry Bycoff

Subject:  Second Employee Value Program

The granting of stock options has been a key vehicle to incent you to create stockholder value and, in turn, to allow you to benefit financially from the creation of this value. IT spending has slowed significantly as a result of the worldwide economic downturn. Stock prices in our industry have declined, reflecting the impact of this slowdown. Netegrity has also been affected by the current economic environment. Many of the stock option grants awarded in the past are now "out of the money." I believe this situation needs to be corrected.

To accomplish this goal, I am pleased to announce the Second Employee Value Program. This program will allow you to turn in (tender) stock options, which are "out of the money" and receive the same number of new options. Half of the new options will be granted approximately six (6) months after the old options are tendered and the other half of the new options will be granted approximately seven (7) months after at the market price on the day of each of the new grants.

The vesting schedule for the new options will be as follows:

                                          Amount of New Options
  Employee Hire Date                      Vested on Grant Date
  During 1999 or earlier                           40%
  During 2000                                      33%
  During 2001 or 2002                              20%

Employees hired by DataChannel prior to its acquisition by Netegrity will be considered hired by Netegrity in 2001. The remaining unvested portion of each new option will vest in equal quarterly increments over three years, with the first vesting date being three months after the first grant date of the new options.

I will provide an overview of the program at an employee meeting on Monday, August 26th at 11:00 a.m. ET in the Leonardo DaVinci Room at 52 Second Avenue. The conference name is Netegrity, Inc., ID# 5434025 and remote employees can dial in at (877) 255-8411 (US/Canada) and (706) 643-3418 (International).

We will be holding employee meetings to explain the program on the following days:

Waltham:                   September 4, 2002 10:00 a.m. ET
US Field                   September 4, 2002 1:00 p.m. ET (webinar)
Asia/ Pacific              September 4, 2002 5:00 p.m. ET (webinar)
EMEA                       September 5, 2002 9:00 a.m. ET (webinar)
Waltham                    September 5, 2002 11:00 a.m. ET
Waltham                    September 5, 2002 2:00 p.m. ET

We will send details about the times and places of the meetings Monday or Tuesday of next week.

Attached to this email are:

    -  "Frequently Asked Questions" about the program

    -  Copies of the slides we will use during the employee meetings

    -  Offer to Exchange Options

    -  Election, Notice of Change and Notice of Acceptance Forms and
       Instructions

Additionally, once you are logged into KnowledgeMinder, Netegrity's most recent 10-K, as well as the 10-Q's for Q1 and Q2 2002 are available for review at https://knowledgeminder.netegrity.com/server/nis/4644624878549963.

If you attend the meeting in Waltham, we will give you hard copies of these materials and a personal stock statement at the meeting. If you attend a webinar, we will send you your personal stock statement in a separate email.

In addition, Jill Maunder and Melissa Kraus will be available to help you with your questions. They will announce the times they will be available in another email.

Please attend one of these meetings. Jill Maunder will go through the details of the program and will help explain how the program will affect your stock options.

I believe that stock options are an important part of each of your compensation packages. This program should allow you to participate in, and benefit from, the creation of stockholder value.